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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):  [ ]  Form 10-K  [ ]  Form 20-F [ ]  Form 11-K
                      [X]  Form 10Q  [ ]  Form N-SAR

For period ended: June 28, 2003                        SEC FILE NUMBER
                 ------------------
                                                      -----------------
[_]      Transition Report on Form 10-K
[_]      Transition Report on Form 20-F                 CUSIP NUMBER
[_]      Transition Report on Form 11-K                   74112P-AB
[_]      Transition Report on Form 10-Q                 ------------
[_]      Transition Report on Form N-SAR

For the Transition Period Ended:  ___________________________________________

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Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

================================================================================

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION
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Full Name of Registrant

Prestolite Electric Holding, Inc.
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Former Name if Applicable

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Address of Principal Executive Office (Street and Number)

2311 Green Road, Suite B
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City, State and Zip Code

Ann Arbor, MI   48105
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PART II - RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

[ ]      (a)      The reasons described in reasonable detail in Part III of
                  this form could not be eliminated without unreasonable effort\ or expense;

[X]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;

[ ]      (c)      The accountant's statement or other exhibit required by
                  Rule 12b-25 (c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED.)

The preparation of our Form 10Q has been delayed to allow for review by management and our external auditors. The balance sheet and statement of operations are attached to this Form 12b-25.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

       Dennis P. Chelminski            (734) 913-6600
     -------------------------         --------------

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports, been filed? If the answer is no, identify report(s).
                                                     [X]  Yes   [ ] No

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement?
                                                     [ ]  Yes   [X] No



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     If so, attach an explanation of the anticipated change, both narrative and quantitatively, and , if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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                        Prestolite Electric Holding, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  August 12, 2003          By   /s/ D. P. Chelminski
       ---------------              ---------------------------------------
                                     D. P. Chelminski, Vice President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. I f the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

-----------------------------------ATTENTION------------------------------------
                 INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
          CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240, 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. This information contained in or filed with the form will be made a matter of public record on the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.




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5.   Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

PRESTOLITE ELECTRIC HOLDING, INC.
CONSOLIDATED UNAUDITED BALANCE SHEET HIGHLIGHTS
(IN THOUSANDS OF DOLLARS)

                                                       Dec 31          June 28
                                                        2002            2003
                                                      ---------       ---------
Cash                                                  $   4,386       $   3,668
Accounts receivable, net                                 28,264          29,987
Inventory, net                                           38,699          46,850
Prepaid and other current assets                          2,675           3,209
                                                      ---------       ---------
   Total current assets                                  74,024          83,714

Property, plant and equipment, net                       33,032          31,515
Investments                                                 577             577
Intangible assets, net                                    7,441           7,505
Other long term assets                                    3,435           3,941
Net assets of discontinued operations                     1,976           2,073
                                                      ---------       ---------
   Total assets                                       $ 120,485       $ 129,325
                                                      =========       =========

Current debt                                          $   4,315       $   6,628
Accounts payable                                         16,118          17,893
Accrued liabilities                                      15,006          15,921
                                                      ---------       ---------
   Total current liabilities                             35,439          40,442
Long-term debt                                          105,125         104,189
Other non-current liabilities                             9,955           9,954
                                                      ---------       ---------
   Total liabilities                                    150,519         154,585
Minority interest                                         5,908           4,716
Cumulative translation adjustment                       (13,589)        (11,575)
Minimum pension liability                                (9,156)         (9,156)
Other shareholders equity                               (13,197)         (9,245)
                                                      ---------       ---------
   Total liabilities and equity                       $ 120,485       $ 129,325
                                                      =========       =========



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PRESTOLITE ELECTRIC HOLDING, INC.
CONSOLIDATED UNAUDITED STATEMENT OF OPERATIONS
(IN THOUSANDS OF DOLLARS)


                                                    Three months ended         Six months ended
                                                   ---------------------     ---------------------
                                                   June 28,     June 30,     June 28,     June 30,
                                                     2003         2002         2003         2002
                                                   --------     --------     --------     --------
Income Statement
     Net sales                                     $ 46,037     $ 40,742     $ 88,414     $ 77,383
     Cost of goods sold                              34,626       30,608       65,712       58,717
                                                   --------     --------     --------     --------
         Gross profit                                11,411       10,134       22,702       18,666
         Percent to sales                              24.8%        24.9%        25.7%        24.1%

     Selling, general & administrative                5,816        5,541       11,494       11,096
     Stock option charges                               581            -          581            -
     Severance                                           61           89           83          180
                                                   --------     --------     --------     --------
         Operating income                             4,953        4,504       10,544        7,390

     Other (income)                                     (93)        (105)        (171)         (38)
     Lease guarantee charge                               -          400            -          400
     Loss on foreign exchange                           284          387           78          963
     Interest expense                                 2,818        2,745        5,544        5,616
     Minority interest expense                          275          582          830          900
                                                   --------     --------     --------     --------
         Pretax income (loss)                         1,669          495        4,263         (451)

     Income tax provision (benefit)                     488          307          892          466
                                                   --------     --------     --------     --------
         Net income (loss)                            1,181          188        3,371         (917)

     Other comprehensive income (expense):
         Foreign currency translation adjustment      1,751          504        2,014       (4,228)
                                                   --------     --------     --------     --------
         Net comprehensive income (loss)           $  2,932     $    692     $  5,385     $ (5,145)
                                                   ========     ========     ========     ========


